Exhibit 12.1

	Year ended December 31,					Six months ended June 30,

Brazilian GAAP	1999	2000	2001	2002	2003	2004

	(thousands of reais )
Fixed Charges:
Interest Expensed and Capitalized	113,523	164,354	535,127	795,722	1,112,248	465,245
Amortized Premiums, Discounts, etc.	–	–	–	–	–	–
Interest within Rental Expense	–	–	–	–	–	–
Preference Security Dividend	–	–	–	–	–	–

Total Fixed Charges	113,523	164,354	535,127	795,722	1,112,248	465,245

Earnings:
(+) Pre-Tax Income Before Minority Interests	(52,049)	23,552	(406,517)	(123,215)	(828,200)	(143,672)
(+) Fixed Charges	113,523	164,354	535,127	795,722	1,112,248	465,245
(+) Amortization of Capitalized Interest	163,369	183,391	236,401	229,232	270,143	119,459
(+) Distributed Income of Equity Investees	–	–	–	–	–	–
(+) Share of Pre-Tax Losses of Equity Investees	–	–	–	–	–	–
(-) Interest Capitalized	(59,534)	(54,232)	(247,380)	(127,979)	(61,330)	(19,103)
(-) Preference Security Dividend	–	–	–	–	–	–
(-) Minority Interest in Pre-Tax Income of Subsidiaries that have not Incurred Fixed Charges	–	–	–	–	–	–

Total Earnings	165,309	317,065	117,631	773,760	492,861	421,929

Ratio	1.46	1.93	0.22	0.97	0.44	0.91